Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by RELX Capital Inc., a wholly owned subsidiary of RELX PLC, is unconditionally and fully guaranteed by RELX PLC:

€600M 1.300% Notes due 2025;
$950M 4.000% Notes due 2029;
$750M 3.000% Notes due 2030;
$750M 4.750% Notes due 2030;
$500M 4.750% Notes due 2032;
$750M 5.250% Notes due 2035.